UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

(Commission File No. 001-32305)

CORPBANCA

(Translation of registrant’s name into English)

Rosario Norte 660

Las Condes

Santiago, Chile

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

On July 30, 2008, CorpBanca issued a press release announcing the details of a conference call to discuss its second quarter 2008 results. The press release is attached hereto as Exhibit 99.1.

On August 5, 2008, CorpBanca issued a press release announcing its second quarter 2008 results. The press release is attached hereto as Exhibit 99.2.

On August 6, 2008, CorpBanca issued a press release announcing the results of its issuance of subordinated bonds in Chile. The press release is attached hereto as Exhibit 99.3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA
(Registrant)

By:	/s/ Mario Chamorro
Name:	Mario Chamorro
Title:	Chief Executive Officer

Date: August 8, 2008

EXHIBIT INDEX

Exhibit	Description
99.1	Press releases announcing the details of a conference call to discuss CorpBanca’s second quarter 2008 results.

99.2	Press releases announcing the details of CorpBanca’s second quarter 2008 results.

99.3	Press releases announcing the details of CorpBanca’s issuance of subordinated bonds in Chile.